

NEWS FROM
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: August 11, 2006
CONTACT: Darwin L. Stump - (304) 842-3597   http://www.petd.com

Chairman and Chief Executive Officer, Steven R. Williams will present at the Eleventh Oil & Gas Conference in Denver, CO

Bridgeport, West Virginia – Petroleum Development Corporation's (NASDAQ GSM:PETD) today announced that Chairman and Chief Executive Officer, Steven R. Williams, will present to the investment community at The Eleventh Oil & Gas Conference in Denver, CO on Monday, August 14, at 5:10 p.m. EDT via live audio webcast.

The live audio webcast of the presentation and accompanying slides can be accessed through the Company's website at http://www.petd.com.   Viewers are encouraged to visit the Company's website at least fifteen minutes prior to the beginning of the scheduled presentation to register. A replay will be available within 24 hours of the live presentation and will be archived at this site for up to thirty days.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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103 East Main Street • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597